

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Michelle Hickox
Chief Financial Officer, Secretary and Treasurer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, TX 79601

Re: First Financial Bankshares, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2023
     File No. 000-07674

Dear Michelle Hickox:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance